Exhibit 99.3

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SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of August 24, 2026, by and between Swvl Holdings Corp, a company duly incorporated and existing under the laws of the British Virgin Islands (the “Company”), and the purchaser identified on the signature pages hereto (the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act, as defined, contained in Section 4(a)(2) thereof and/or Rule 506(b) thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, Securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

Article I

DEFINITIONS

1.1Definitions.  In addition to the words and terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.5.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“BHCA” shall have the meaning ascribed to such term in Section 3.1(kk).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such day.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the date and time, mutually agreed upon by the parties, on which all of the applicable Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the applicable Subscription Amount and (ii) the Company’s obligations to deliver the Securities to be issued and sold, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Company U.S. Counsel” means Sullivan & Worcester LLP, with offices located at 1251 Avenue of the Americas, 19th Floor, New York, NY 10020.

“Disclosure Schedules” mean the Disclosure Schedules of the Company delivered concurrently herewith.

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“Effective Date” means the date on which the initial Registration Statement is first declared effective by the Commission.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FPI” means a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

“IFRS” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“Issuer Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506(d) under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other similar restriction.

“Lock-Up Agreement” means the lock-up agreement to be executed by the Purchaser in the form of Exhibit A attached hereto, provided that the Restricted Period thereunder shall be 180 days from the Closing Date.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Minimum Price” has the meaning given to that term in Nasdaq Listing Rule 5635(d).

“Ordinary Shares” means the Class A Ordinary Shares of the Company, par value $0.0025 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Per Share Purchase Price” equals $1.446, subject to adjustment for reverse and forward share splits, share dividends, divisions of shares, combinations of shares, bonus share issuances and other similar transactions of the Ordinary Share that occur after the date of this Agreement and prior to Closing.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company’s knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

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“Purchaser” has the meaning contained on the first paragraph of this Agreement, and the Purchaser is identified on its respective signature page.

“Registration Statement” means a registration statement covering the resale by the Purchaser of the Shares, filed and maintained effective.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Ordinary Shares issued or issuable to the Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the locating and/or borrowing Ordinary Shares).

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for Shares purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth on Exhibit 8.1 to the Company’s annual report on Form 20-F filed with the Commission on April 20, 2026, and any direct or indirect subsidiary of the Company formed or acquired after such date.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question:  the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Lock-Up Agreement and all exhibits and schedules thereto and hereto.

“Transfer Agent” means the Continental Stock Transfer & Trust Company, and any successor transfer agent of the Company.

Article II

PURCHASE AND SALE

2.1Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, an aggregate of $3 million of Shares. The Purchaser shall deliver to the Company, via wire transfer, immediately available funds equal to the Purchaser’s Subscription Amount as set forth on the signature page hereto executed by the Purchaser, and the Company shall deliver to the Purchaser its respective Shares, and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the

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Closing shall occur remotely via the exchange of documents and signatures or such other location as the parties hereto shall mutually agree.

2.2Deliveries.

(a)On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following, with each certificate delivered pursuant to this Section 2.2(a) to be in a form reasonably acceptable to the Purchaser:

(i)this Agreement duly executed by the Company;

(ii)the Company’s wire instructions, on Company letterhead and executed by the Company’s Chief Executive Officer or Chief Financial Officer;

(iii)a copy of the instructions to the Transfer Agent instructing the Transfer Agent to deliver evidence of the issuance of the Purchaser’s Shares as held in DRS book-entry form by the Transfer Agent registered in the name of the Purchaser; and

(iv)a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, certifying that the representations and warranties of the Company are accurate as of the Closing Date and that the Company has performed all covenants required to be performed by it at or prior to the Closing.

(b)On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i)this Agreement duly executed by the Purchaser;

(ii)the duly executed Lock-Up Agreements executed by the Purchaser; and

(iii)the Purchaser’s Subscription Amount by wire transfer to the Company.

2.3Closing Conditions.

(a)The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)the accuracy in all material respects (or, to the extent representations or warranties are (x) qualified by materiality or Material Adverse Effect or (y) set forth in Sections 3.2(b), (c), (d), (e), (g) and (h), in all respects) on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed in all material respects; and

(iii)the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)The respective obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)the accuracy in all material respects (or, to the extent representations or warranties are (x) qualified by materiality or Material Adverse Effect or (y) set forth in Sections 3.1(b), (c), (f) and (g), in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein, in which case they shall be accurate as of such date);

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(ii)all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii)the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v)from the date hereof to the Closing Date, trading in the Ordinary Shares will not have been suspended by the Commission or the Company’s principal Trading Market and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

Article III

REPRESENTATIONS AND WARRANTIES

3.1Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosures contained in the corresponding sections of the Disclosure Schedules, the Company hereby makes the following representations and warranties to the Purchaser:

(a)Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth in the SEC Reports. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b)Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise registered or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, registration or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, memorandum and articles of association, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in:  (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”); provided that a change in the market price or trading volume of the Ordinary Shares alone will not be deemed, in and of itself, to constitute a Material Adverse Effect. To the knowledge of the Company, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by

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it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)No Conflicts.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, memorandum and articles of association, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e)Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) the filing with the Commission of a Form D, (iii) application(s) to each applicable Trading Market for the listing of the Shares for trading thereon in the time and manner required thereby, and (iv) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).  For the avoidance of doubt, the Company is not required to seek or obtain the approval or consent of its shareholders in connection with the execution, delivery and performance by the Company of the Transaction Documents or the issuance and sale of the Securities.

(f)Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company (including the lien conferred on the Company by Article 12.1 of the Memorandum and Articles, which the Board of Directors shall have declared wholly inapplicable to the Shares in accordance with the provisions of Article 12.1 of the Memorandum and Articles).

(g)Capitalization.  The capitalization of the Company is as set forth on Schedule 3.1(g). Except as set forth on Schedule 3.1(g), the Company has not issued any Ordinary Shares since its most recently filed report under the Exchange Act, other than pursuant to acquisitions and the exercise of employee share options under the Company’s share option plans, the issuance of Ordinary Shares to employees, consultants and directors pursuant to the Company’s employee share purchase plans, pursuant to the conversion and/or exercise of Ordinary Share Equivalents outstanding as of the date of the most recently filed report under the Exchange Act. Except as a result of the purchase and sale of the Securities or in connection with acquisitions, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Ordinary Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares

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or Ordinary Share Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Ordinary Shares or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. The Company does not have any share appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No Person holds any right of first offer, right of first refusal, preemptive right, participation right, right to maintain, most favored nation right, anti-dilution right, price protection right, price reset right or similar right that is or would be triggered by, or that entitles such Person to participate in or to receive terms more favorable than, the issuance and sale of the Securities, including under the securities purchase agreement dated November 17, 2024 and the securities purchase agreement dated August 9, 2022. Except for the Required Approvals, no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. Except as set forth on Schedule 3.1(g), there are no shareholder agreements, voting agreements or other similar agreements with respect to the Company’s shares to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h)SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, and additional materials furnished on a Report of Foreign Private Issuer on Form 6-K, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest financial statements included within the SEC Reports (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity compensation or share option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except as set forth on Schedule 3.1(i) and for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its

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Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

(j)Litigation.  Except as set forth in the SEC Reports, there is no material action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”). None of the Actions set forth in the SEC Reports, if any, (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor, to the Company’s knowledge, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)Labor Relations.  No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all applicable U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)Compliance.  Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m)Environmental Laws.  The Company and its Subsidiaries (i) are in compliance with all applicable federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions

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of any such permit, license or approval except, in the case of each clause (i), (ii) and (iii), the failure to do so could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o)Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

(p)Intellectual Property.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the SEC Reports, and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Except as set forth in the SEC Reports, none of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of any facts that would preclude it from having valid license rights or clear title to the Intellectual Property Rights. The Company has no knowledge that it lacks or will be unable to obtain any rights or licenses to use all Intellectual Property Rights that are necessary to conduct its business.

(q)Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for companies of the Company’s size and in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage in an amount deemed appropriate and reasonable by the Company. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in

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each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including equity award agreements under any equity incentive plan of the Company.

(s)Sarbanes-Oxley; Internal Accounting Controls.  Except as set forth in the SEC Reports, the Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in the SEC Reports, the Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date and other than as set forth in the SEC Reports, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t)Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)Investment Company.  The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v)Registration Rights.  Other than as described in the SEC Reports or as set forth on Schedule 3.1(v), and as have been complied with as of the date hereof, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w)Listing and Maintenance Requirements.  The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as set forth in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.  Except as set forth in the SEC Reports, the Company is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.  The Ordinary Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

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(x)Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s memorandum and articles of association or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their respective obligations or exercising their respective rights under the Transaction Documents, including without limitation, as a result of the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities.

(y)Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the SEC Reports. The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that the Purchaser does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z)No Integrated Offering.  Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(aa)Solvency.  Except as described in Schedule 3.1(aa), neither the Company nor any Subsidiary has any outstanding secured or unsecured Indebtedness, or commitments in respect of Indebtedness of any Person. Schedule 3.1(aa) sets forth all such Indebtedness as of the date hereof. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with IFRS. Neither the Company or any Subsidiary is in default with respect to any Indebtedness.

(bb)Tax Status.  Except as set forth in the SEC Reports, the Company and its Subsidiaries each (i) has made or filed all material United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all material taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim. To the Company’s knowledge, the Company, as of the date hereof, (i) is not a controlled foreign corporation within the meaning of section 957 of the Code  and (ii) was not classified as a passive foreign investment company (“PFIC”) within the meaning of section 1297 of the Code in its prior taxable year, and does not expect to be so classified in its current taxable year.

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(cc)Foreign Corrupt Practices.  Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated any provision of FCPA.

(dd)Accountants.  The Company’s independent registered public accounting firm is set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2026.

(ee)Acknowledgment Regarding the Purchaser’s Purchase of Securities.  The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby.  The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities.  The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ff)Acknowledgement Regarding Purchaser’s Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 3.2(f) and Section 4.9 hereof), it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has the Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by the Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) the Purchaser, and counter-parties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, presently may have a “short” position in the Ordinary Share, and (iv) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) the Purchaser may engage in hedging activities (subject to Section 4.9 hereof and in compliance in all material respects with applicable laws) at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(gg)Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(hh)Share Option Plans.  Each share option granted by the Company under the Company’s share option plans was granted (i) in accordance with the terms of the Company’s share option plans and (ii) with an exercise price at least equal to the fair market value of the Ordinary Share on the date such share option would be considered granted under IFRS and applicable law. No share option granted under the Company’s share option plans has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, share options prior to, or otherwise knowingly coordinate the grant of share options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

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(ii)Office of Foreign Assets Control.  Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(jj)U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(kk)Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll)Money Laundering.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(mm)Other Covered Persons.  The Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of the Purchaser in connection with the sale of any Securities.

(nn)Cybersecurity. To the Company’s knowledge, there has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with commercially reasonable industry standards and practices.

(oo)Compliance with Data Privacy Laws. (i) The Company and the Subsidiaries are, and at all times during the last three (3) years were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations, (collectively, “Privacy Laws”); (ii) the Company and the Subsidiaries have in place, comply with, and take commercially reasonable steps designed to comply with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling and analysis of Personal Data (as defined below) (the “Policies”); “Personal Data” means (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; and (ii) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation. (i) None of such disclosures made or contained in any of the Policies have been materially inaccurate, misleading, or deceptive

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in violation of any Privacy Laws and (ii) the execution, delivery and performance of the Transaction Documents will not result in a material breach of any Privacy Laws or Policies. Neither the Company nor the Subsidiaries is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or material liability under any Privacy Law.

(pp)Private Placement.  Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser as contemplated hereby.

(qq)No General Solicitation.  Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.  The Company offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(rr)No Disqualification Events.  With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act, none of the Issuer Covered Persons is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).  The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchaser a copy of any disclosures provided thereunder.

(ss)Notice of Disqualification Events.  The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

(tt)[Reserved].

(uu)Maintenance of Foreign Private Issuer Status.  The Company is, and immediately following the Closing will continue to be, a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act, and neither the issuance and sale of the Securities nor the consummation of any other transaction contemplated by the Transaction Documents will, in and of itself, cause the Company to cease to qualify as a foreign private issuer.

3.2Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

(a)Organization; Authority.  The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser.  Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)Understandings or Arrangements.  The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser’s right to

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sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws).  The Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell such Securities in compliance with applicable federal and state securities laws).

(c)Purchaser Status.  At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, either (i) an accredited investor within the meaning of Rule 501 under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

(d)Experience of the Purchaser.  The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)Access to Information.  The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; provided, however, that the Purchaser has not requested nor been provided by the Company with any non-public information regarding the Company, its financial condition, results of operations, business, properties, management and prospects.  The Purchaser acknowledges and agrees that neither the Company nor anyone else has provided the Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.

(f)Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case that the Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).  Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(g)General Solicitation.  The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of the Purchaser, any other general solicitation or general advertisement.

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(h)No Disqualification Events.  With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, the Purchaser at the time of sale is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

Article IV

OTHER AGREEMENTS OF THE PARTIES

4.1Removal of Legends; Transfer.

(a)The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of any such Securities other than pursuant to an effective registration statement or Rule 144, when available, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the transferor thereof shall (i) cause the transferee of such Security to execute a joinder agreement, in form and substance reasonably satisfactory to the Company, pursuant to which such transferee agrees to be bound, with respect to the transferred Security, by the provisions of the Transaction Documents that apply to the transferor (including, for the avoidance of doubt, Section 4.12 hereof) and (ii) upon request of the Company, deliver to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b)The Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Shares in substantially the following form:

THIS SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

(c)Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Shares pursuant to Rule 144, or (iii) if such Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), in each case, subject to receipt of appropriate representations and warranties from the Purchaser. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by the Purchaser, respectively. If such Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Shares shall be issued free of all legends. The Company agrees that following the Effective Date or such time as such legend is no longer required under this Section 4.1(c), the Company will, no later than (i) two (2) Trading Days (such date, the “Legend Removal Date”), deliver or cause to be delivered to the Purchaser a book-entry statement representing such shares that is free from all restrictive and other legends, subject to receipt of appropriate representations and warranties from

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the Holder. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by the Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Share as in effect on the date of delivery of a certificate representing Shares, as the case may be, issued with a restrictive legend.

(d)The Purchaser agrees with the Company that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2Furnishing of Information. Until the Purchaser no longer owns any of the Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act, except in connection with a merger or consolidation of the Company where the Company is not the surviving entity, or the acquisition of, or any other going private or other similar transaction involving, the Company.

4.3Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4Securities Laws Disclosure; Publicity.  The Company shall (a) no later than 9 am Eastern Time on the calendar day following the date on which this Agreement is executed, issue a press release disclosing the material terms of the transactions contemplated hereby and (b) furnish a Report of Foreign Private Issuer on Form 6-K with the Commission regarding the transactions contemplated by this Agreement. From and after the issuance of such press release, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information delivered to the Purchaser by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and the Purchaser or any of its Affiliates on the other hand, in each case, entered into in connection with the transactions contemplated by this Agreement, shall terminate. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (a) as required by federal securities law in connection with (i) any registration statement contemplated hereunder and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b).

4.5Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

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4.6Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company hereby covenants and agrees that the Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such material non-public information with the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder for general corporate purposes including acquisitions and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Ordinary Shares or Ordinary Share Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

4.8Indemnification of Purchaser.  Subject to the provisions of this Section 4.8, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any the Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of the Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of the Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings the Purchaser Party may have with any such shareholder or any violations by the Purchaser Party of state or federal securities laws or any conduct by the Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against the Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, the Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. The Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of the Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to the Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to the Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser Party in this Agreement or in the other

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Transaction Documents. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of the Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9Listing of Ordinary Shares.  Prior to the Closing, the Company shall apply to list or quote all of the Shares on such Trading Market and have secured the listing of all of the Shares on such Trading Market. The Company further agrees, if the Company applies to have the Ordinary Share traded on any other Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Ordinary Share on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. For so long as the Company maintains a listing or quotation of the Ordinary Share on a Trading Market, the Company agrees to maintain the eligibility of the Ordinary Share for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.10Certain Transactions and Confidentiality.  The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will (i) execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 or (ii) engage in Short Sales of Securities in an amount in excess of the aggregate number of Securities purchased by the Purchaser pursuant to this Agreement during the period commencing with the execution of this Agreement and ending at such time that the Purchaser has disposed of all of its Securities pursuant to an effective Registration Statement or otherwise in accordance with applicable law. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, the Purchaser will maintain the confidentiality of the existence and terms of this transaction.  Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) the Purchaser makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) the Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) the Purchaser shall not have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.4.  Notwithstanding the foregoing, in the case that the Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.11Form D; Blue Sky Filings. The Company agrees to timely file Form D(s) with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of the Purchaser.

Article V

MISCELLANEOUS

5.1Termination.  This Agreement may be terminated by the Purchaser, as to the Purchaser’s obligations hereunder only, by written notice to the Company if the Closing has not been consummated on or before the thirtieth (30th) Trading Day following the date hereof; provided, however, that the right to terminate this Agreement pursuant to Section 5.1 shall not be available to the Purchaser if the failure of the Closing to occur on or prior to such date results primarily from the failure of the Purchaser to perform or comply with any of its obligations under this Agreement; provided, further, that no such termination will affect the right of any party hereto to sue for any breach

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by any other party (or parties) hereto.

5.2Fees and Expenses.  Except as expressly set forth below and in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.  To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a report on Form 6-K.

5.5Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.5 shall be binding upon the Purchaser and holder of Securities and the Company.

5.6Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.  The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser (including, for the avoidance of doubt, Section 4.8 hereof).

5.8No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9Governing Law; Exclusive Jurisdiction; Attorneys’ Fees.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party hereto agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or

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agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.10Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of three (3) years from the Closing, provided that the representations and warranties in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(g) shall survive indefinitely.

5.11Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf' format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf' signature page were an original thereof.

5.12Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.14Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate. Each party hereto agrees that it shall not have a remedy of punitive or consequential damages against the other and hereby waives any right or claim to punitive or consequential damages it may now have or may arise in the future.

5.15Independent Nature of Purchaser’s Obligations and Rights.  The obligations of the Purchaser under any Transaction Document are the obligations of the Purchaser alone, and nothing contained herein or in any other Transaction Document shall be deemed to constitute the Purchaser and any other holder of securities of the Company

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as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchaser and any such other holder are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents. The Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. Company U.S. counsel does not represent the Purchaser and only represents the Company. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and the Purchaser, solely.

5.16Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.17Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.18Construction.  The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto.  In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, dividends, share combinations and other similar transactions of the Ordinary Share that occur after the date of this Agreement.

5.19WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO, THE PARTIES HERETO EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SWVL HOLDINGS CORP			Address for Notice:

By:
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer	Email: .com

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

PURCHASER SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Subscription (Purchase) Amount:  $

Number of Ordinary Shares:

EIN Number:

Exhibit A

Form of Lock-Up Agreement

August 24, 2026

This lock-up agreement (the “Lock-Up Agreement”) is being delivered to you in connection with an understanding by and between Swvl Holdings Corp, a company duly incorporated under the laws of the British Virgin Islands with registered number 2070410 (the “Company”), and the person or persons named on the signature pages hereto (collectively, the “Holder”).

Reference is hereby made to the Securities Purchase Agreement, dated August 24, 2026 (the “Securities Purchase Agreement”), by and among the Company and Holder, pursuant to which the Holder acquired certain Securities of the Company. Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement, unless otherwise set forth herein.

The Holder agrees solely with the Company that, from the time of Closing and ending on 4:00 pm (New York City time) on the date falling 180 days after the Closing Date (such period, the “Restricted Period”), neither the Holder, nor any affiliate of such Holder which had or has knowledge of the transactions contemplated by the Securities Purchase Agreement, has or shares discretion relating to such Holder’s investments or trading or information concerning such Holder’s investments, including in respect of the Securities, or is subject to such Holder’s review or input concerning such affiliate’s investments or trading (together, the “Holder’s Trading Affiliates”), collectively, shall sell, dispose or otherwise transfer, directly or indirectly, (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) (collectively, a “Transfer”) on any Trading Day during the Restricted Period, Ordinary Shares of the Company, or Ordinary Shares of the Company underlying any convertible securities or options relating to the Company’s securities, or any Ordinary Share Equivalents held by the Holder on the date hereof (collectively, the “Restricted Securities”).

Following the Restricted Period, the Holder shall be under no restriction on the Transfer of the Restricted Securities under this Lock-Up Agreement, it being acknowledged that the Holder’s sales will remain subject to any applicable volume and manner-of-sale limitations under Rule 144.

Notwithstanding anything to the contrary herein, nothing in this Lock-Up Agreement shall restrict or prohibit (i) any transfer to an Affiliate of the Holder or to any fund or account managed or advised by the Holder or an Affiliate of the Holder, (ii) any transfer for bona fide estate planning purposes, or (iii) any transfer by operation of law or pursuant to an order of a court or regulatory authority, in each case of clauses (i) and (ii) subject to the transferee executing a joinder to this Lock-Up Agreement.

Notwithstanding anything herein to the contrary, during the Restricted Period, the Holder may, directly or indirectly, sell or transfer all, or any part, of any Restricted Securities to any third-party (an “Assignee”) in a transaction which does not need to be reported on the consolidated tape on the Principal Market, without complying with (or otherwise limited by) the restrictions set forth in this Lock-Up Agreement; provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver a lock-up agreement in the form of this Lock-Up Agreement (an “Assignee Agreement”, and each such transfer a “Permitted Transfer”) and, subsequent to a Permitted Transfer, sales of the Holder and the Holder’s Trading Affiliates and all Assignees (other than any such sales that constitute Permitted Transfers) shall be aggregated for all purposes of this Lock-Up Agreement and all Assignee Agreements.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Lock-Up Agreement must be in writing and shall be given in accordance with the terms of the Securities Purchase Agreement, provided that, with respect to any notices, consents, waivers or other communications to be made by the Company to the Holder, such notice, consent, waiver or other communication shall be delivered to the Holder at the e-mail address or facsimile number on the signature page hereto.

This Lock-Up Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Lock-Up Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Lock-Up Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Lock-Up Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Lock-Up Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Lock-Up Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Lock-Up Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

Neither this Lock-Up Agreement nor the transactions contemplated hereby are material to the Company and no material, non-public information has been provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. As of the date hereof, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, if any, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, with respect to this Lock-Up Agreement and the transactions contemplated hereby shall terminate. Notwithstanding anything contained in this Lock-Up Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by the Holder after the date hereof in a written definitive and binding agreement executed by the Company and the Holder), any duty of confidentiality with respect to, or a duty to the Company not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that it will use reasonable best efforts to enforce the provisions of each Lock-Up Agreement in accordance with its terms. If the Company becomes aware that any party to any Lock-Up Agreement has breached or failed to comply with any provision of such Lock-Up Agreement, the Company shall use its reasonable best efforts to seek specific performance of the terms of such Lock-Up Agreement during the remainder of the Restricted Period.

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SIGNATURE PAGE FOR PURCHASER FOLLOWS]

The parties hereto have executed this Lock-Up Agreement as of the date first set forth above.

Sincerely,

Swvl Holdings Corp

By:
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer

Agreed to and Accepted:

By:
Name:
Title: